December 4, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Fifth Street, N.E., Mail Stop 3561

Washington, DC 20549

Attention: Mr. H. Christopher Owings

Re:	SEC Comment Letter dated November 27, 2007
Dollarama Group Holdings L.P. and co-registrant Amendment No. 2 to Registration Statement on Form S-4, filed on October 30, 2007, File Nos. 333-143444 and -01
Dollarama Group L.P. Form 10-K for the Fiscal Year Ended February 4, 2007, filed May 2, 2007, File No. 333-134550
Dollarama Group L.P. Form 10-Q for the Quarters Ended May 6, 2007 and August 5, 2007, filed on June 20, 2007 and September 19, 2007, respectively, File No. 333-134550

Dear Mr. Owings:

On behalf of Dollarama Group Holdings L.P., a limited partnership formed under the laws of Québec, Canada, Dollarama Group Holdings Corporation, a corporation organized under the laws of Nova Scotia, Canada, and Dollarama Group L.P., a limited partnership formed under the laws of Québec, Canada (together, the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of Amendment No. 3 to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). A copy of the Amendment No. 3 has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

The Amendment No. 3 reflects revisions in response to the comment letter to Robert Coallier of the Company, dated November 27, 2007, from the staff of the Commission. As discussed with the staff, the Company intends to reflect the additional comments of the staff on the Form 10-K for the Fiscal Year Ended February 4, 2007 in a subsequent amendment to that filing, such amendment to be substantially in the form of the proof supplementally provided to the staff under separate cover. The Company understands that prior to the Registration Statement being declared effective, it will need to file the Form 10-K/A and Form 10-Q/As as such forms have been provided to the staff.

For reference purposes, the staff’s comments in the letter dated November 27, 2007 are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

Form S-4

1.	We note your response to comment 12 of our letter dated October 4, 2007. You indicate that you are “comfortable with the statements in the prospectus that [you] are the leading operator of dollar discount stores in Canada.” As support for these statements, please provide the chart previously provided to the staff, with any appropriate cautionary language or explanation you believe necessary. Further, in every place in which you make this statement, please clearly indicate by what measure you are the “leading operator of dollar discount stores.”

In response to comment 1 and as discussed with the staff attorney by phone on November 29, 2007, we have revised the disclosure on pages 1, 68 and 69 to clarify that the basis for our statement that we are the leading operator of dollar discount stores in Canada is the number of stores that we operate, and that the basis for the belief that we have more than 2.5 times the number of stores as our next largest competitor in Canada is based on our internal review of publicly available information (the same information that we previously provided to the Staff).

Compensation Discussion and Analysis, page 78

Annual Bonus, page 79

2.	We note your response to comment 13 of our letter dated October 4, 2007. Your revised disclosure in response to this comment does not address how you determined to grant Larry Rossy a target bonus of 200% of his base salary as compared to the other named executive officers, who received a target bonus varying from 50% to 100% of their base salary. Explain what you assessed about his individual performance that caused you to arrive at this percentage, as compared to the other named executive officers.

In response to comment 2 and as discussed with the staff attorney by phone on November 29, 2007, we have revised the disclosure on page 79 to clarify that the reason Mr. Larry Rossy is eligible to receive a target bonus of 200%, while the other named executives are eligible for bonuses of between 50-100% of base salary is due to the terms of the employment agreements with each of the named officers.

Principal Stockholders, page 85

3.	Please revise footnote (1) to identify the three or more individuals who have the ability to make investment and voting decisions for Bain Capital Partners.

In response to comment 3 and as discussed with the staff attorney by phone on November 29, 2007, we have revised footnote (1) on page 86 to state that as managing directors of Bain Capital Partners, each of Mr. Levin and Mr. Bekenstein is entitled to participate in investment and voting decisions and therefore may be deemed to share voting and dispositive power with respect to the shares held by Bain Capital Partners.

Financial Statements

Independent Auditors’ Report, page F-2

4.	Given the restatement referred to in the explanatory paragraph, please have your independent auditor revise the date of its audit report in accordance with Auditing Standards Codification AU Sections 530.05 and 530.07. Also, the report on page II-4 and the consent filed as Exhibit 23.5 should be revised as appropriate.

In response to comment 4, our independent auditor has revised its audit report on page F-2, their report on page II-4 and their consent filed as Exhibit 23.5.

Independent Auditors’ Report, page F-3

5.	Given the restatement referred to in the explanatory paragraph, please have your predecessor independent auditor revise the date of its audit report in accordance with Auditing Standards Codification AU Section 508.73. Also, the consent filed as Exhibit 23.4 should be revised as appropriate.

In response to comment 5, our predecessor independent auditor has revised its audit report on page F-3 and the consent filed as Exhibit 23.4.

Notes to Consolidated Financial Statements, page F-8

Note 20. Supplemental Condensed Consolidating Financial Information, page F-24

6.	We understand that the senior subordinated notes were issued by a subsidiary of the Partnership and are guaranteed by its existing and future subsidiaries. Please clarify your disclosure or advise.

In response to comment 6, we have revised the disclosure in Note 20.

Schedule I — Condensed Financial Information of the Registrant, page II-5

7.	We reviewed Schedule I included in the filing in response to comment 18 in our letter dated October 4, 2007. We note that Partners’ capital differs from your consolidated financial statements. It also appears that the condensed financial statements exclude the earnings of your subsidiaries. Please revise or advise.

In response to comment 7 and as discussed with the staff accountant by phone on December 3, 2007, we have revised Schedule I.

Form 10-K for Fiscal Year Ended February 4, 2007

8.	Please address the comments above, as applicable.

In response to comment 8, we have revised the disclosure in our Form 10-K/A for the fiscal year ended February 4, 2007, to address the comments above, as applicable. In order to assist the staff in determining whether the Form 10-K/A adequately reflects the staff’s comments, we have supplementally provided a marked proof of the Form 10-K/A to the staff under separate cover. We confirm that once the Registration Statement has cleared comments, and prior to it being declared effective, we will file the Form 10-K/A.

9.	We reviewed your response to comment 23 in our letter dated October 4, 2007. Please file a current report on Form 8-K under Item 4.02 or tell us why you are not required to do so.

In response to comment 9, we supplementally inform the staff that we determined that a Form 8-K under paragraph (a) of Item 4.02 is not required. In considering the restatement that is now disclosed in Note 18 to our consolidated financial statements, we concluded that it is not material to the users of the financial statements and therefore, the previously reported financial statements can still be relied upon. Despite the quantitative significance in absolute amounts, we considered several qualitative factors in arriving at our determination that these amounts are not material to the cash flow statement or financial statement as a whole. First and foremost, there was no impact on reported income or cash position. Secondly, prior to the reclassification the relevant information was already available to the users. Finally, operating, investing and financing cash flows are not measures that we emphasize in our Management’s Discussion and Analysis of Financial Condition and Results of Operations. We also noted that the items in the cash flow statement for the fiscal year ended January 31, 2006, which were corrected in our annual report for the fiscal year ended February 4, 2007, were never previously included in an annual report on Form 10-K, as our first annual report on Form 10-K was the report for the fiscal year ended February 4, 2007, which included the correct amounts. For those reasons we concluded that a Form 8-K under Item 4.02(a) is not required.

With respect to paragraphs (b) and (c) under Item 4.02 of Form 8-K, we confirm that we did not receive notice from nor were we advised by our independent accountant that disclosure should be made or action should be taken to prevent future reliance on the related previously issued audit report.

Item 8. Financial Statement and Supplementary Data, page 29

10.	We reviewed the proposed amendment submitted under your letter dated November 8, 2007 in response to comment 22 in our letter dated October 4, 2007 and comments 74, 76, 77, 79, 80, 81, 82 and 83 in our letter dated June 28, 2007. Your proposed amendment does not address comments 66, 77 and 81 from our letter dated June 28, 2007, and we reissue the following comments.

•

Since you disclose in Note 12 that the fair values of the options have been determined based on an independent appraisal, please name and file the written consent of the independent appraiser. Alternatively, please remove the reference to the independent appraiser. If you do not believe consent is required, please explain in detail. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

In response to the first issue in comment 10, we have revised the disclosure to remove the reference to the independent appraiser.

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Please include the audit report of your independent registered public accounting firm on the consolidated balance sheet at January 31, 2006 and the consolidated statements of earnings, partners’ capital and other comprehensive income and cash flows for the year ended January 31, 2006 and for the period from commencement of operations on November 18, 2004 to January 31, 2005.

In response to the second issue raised in comment 10, we have revised the disclosure to include the audit report of our independent registered public accounting firm on the consolidated balance sheet at January 31, 2006 and the consolidated statements of earnings, partners’ capital and other comprehensive income and cash flows for the year ended January 31, 2006 and for the period from commencement of operations on November 18, 2004 to January 31, 2005.

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Please file a statement setting forth in reasonable detail the computation of your ratio of earnings to fixed charges in an exhibit in Item 15 as required by Item 601(b)(12) of Regulation S-K or tell us why you believe the exhibit is not required.

In response to the last issue raised in comment 10, we have included as Exhibit 12.1 to our Form 10-K/A a computation of our ratio of earnings to fixed charges.

11.

We note the proposed revisions to your disclosure in Note 7 under f) on page 44 of the proposed amendment submitted under your letter dated November 8, 2007 in response to comment 64 in our letter dated June 28, 2007. In appears that this disclosure should be clarified to address the dividend restrictions of Dollarama Group L.P. (versus Holdings L.P.) as required by Rule 4-08(e)(l) of Regulation S-X and the restricted net assets of its subsidiaries as required by Rule 4-08(e)(3) of Regulation S-X, if applicable. Please revise or advise.

In response to comment 11, we have revised the disclosure in Note 7 to address the dividend restrictions on Dollarama Group L.P.

Exhibit 5.2

12.	We note your response comment 20 of our letter dated October 4, 2007. We note that you have revised Exhibit 5.2, as requested in the third bullet point of our comment, to state that your counsel has not “undertaken and disclaimed any obligation to advise you of any other changes in any matter addressed in this opinion letter.” Please add to the end of this sentence “after the Registration Statement’s effectiveness” so that it is clear at what point in time counsel is making this disclaimer.

In response to comment 12, we have filed a revised Exhibit 5.2. We have also filed a revised Exhibit 5.1 so that Exhibit 5.1 properly refers to the new date of the opinion filed as Exhibit 5.2.

* * * * * *

I hope that the foregoing has been responsive to the staff’s comments. If you have any questions about this letter or require any further information, please call me at (617) 951-7309.

Respectfully submitted,

/s/ Joel Freedman
Joel Freedman

cc:	Mr. Robert Coallier
Chief Financial Officer
Dollarama Group Holdings L.P.